Filed by Twin Ridge Capital Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Poppetell Limited

Jake Dingle, Chief Executive Officer and Managing Director of Carbon Revolution Limited, had an interview with Bloomberg Asia TV on November 30, 2022.

Bloomberg Asia TV:
Well, Carbon Revolution is an Australian manufacturer of carbon fiber wheels, and it’s going public in the US by merging with a blank check company. The company will combine with Twin Ridge in a deal that values a business on a pro forma basis at about $270 million, including debt. We’re now joined by the CEO, Jake Dingle. Jake, great to have you with us. Why now? Given all of the market volatility, the uncertainty going into next year, is this good market timing?

Jake Dingle, Chief Executive Officer and Managing Director of Carbon Revolution Limited:
Well, for us, it’s really the timing is driven by what our customers are demanding from us in terms of increased volumes, and so this is really a long-term consideration for us in terms of accessing the capital we need to grow and to drive the business forward as we see this acceleration in demand. So really, that’s why we’re focused on doing it now. It’s not been driven by the market dynamics at all.

Bloomberg Asia TV:
How do you propose then to deploy that capital?

Jake Dingle, Chief Executive Officer and Managing Director of Carbon Revolution Limited:
So we have increasing capacity that we’re installing in our Australian operations here in Geelong, and that is to meet the very rapidly now growing demand for these sorts of lightweight technologies for the EV replacement cycle that’s happening in the automotive industry globally. So the capital goes towards additional capacity to meet that demand, particularly from the SUV and pickup truck market in North America, which we’re now seeing drive the demand for technologies like ours. And because of the impact that the weight that we can save has, it’s an enormous weight save, we’re seeing that it’s becoming a very sought after technology for those platforms as they grow. And beyond the expansion in Australia, we’re looking to expand our manufacturing operations offshore to continue to meet that demand as this goes more and more into mainstream applications.

Bloomberg Asia TV:
Jake, a universal issue these days for businesses has been really trying to reduce costs, with prices rising across the board. Are you seeing those pressures within your supply chains, whether it’s the rise of raw material costs or just logistics becoming more challenging?

Jake Dingle, Chief Executive Officer and Managing Director of Carbon Revolution Limited:
Yeah, we've certainly seen increased input costs and, obviously, logistics costs. We're based in Australia, and a large portion of our raw materials, our inputs come from offshore and then we ship them back into the Northern Hemisphere, so everything we produce is exported as well. I think our customers are dealing with that across all of the inputs to their manufacturing processes, but it is another reason why ultimately, as we scale up and get to larger and larger volumes, we will look at locating more strategically and very close to our customer base, and also, as we grow, the scale of our operations will then be us forming even stronger partnerships with raw material suppliers so that we can drive the cost down as well. And the other element is our industrialization strategy. So we've focused very heavily now on automating what we do, industrializing and automating. We're doing that here in Australia very successfully through what we refer to as our mega-line, and that's in the process of being commissioned at the moment and gives us real industrial scale here. So that drives our costs down here from a labor and manufacturing input cost, and then that creates a template that we can replicate and scale up in other parts of the world into the future.

Bloomberg Asia TV:
When do you expect those pressures to ease?

Jake Dingle, Chief Executive Officer and Managing Director of Carbon Revolution Limited:
It’s hard to say when pressures will ease in terms of external factors, but I think the relationships we have with our suppliers and the fact that our technology is very sought after with our customers, it means that we’re not in a sort of commodity competitive environment. We’re the only ones in the world that have successfully got to this stage or anywhere near this stage with our technology. So we have over 60,000 wheels on the road with major global car makers, and the demand is increasing. So I think we have a good ability to work with our customers even in this environment of cost pressures, to make sure that we’re managing those together, and we’re still managing to drive the growth in the adoption of our technology.

Bloomberg Asia TV:
When it comes to the global shift to electric vehicles, arguably Australia has been quite behind. Are you encouraged by the latest bill to try and make fleet purchases of EVs cheaper by cutting taxes, or do you think there really needs to be more of a policy push for that?

Jake Dingle, Chief Executive Officer and Managing Director of Carbon Revolution Limited:
Yeah, look, I won’t go into detail really on policy here in Australia. I guess all of our business is focused on export. I mean, we’re not making cars here in Australia anymore and we’re supplying to the major global OEMs, so Ford, Ferrari, General Motors, and others that are not announced at this point. They’re selling into the global market and their demand for our product is really driven by the broad global consumer push towards adopting EV technologies. The fact that our technology can make such a big difference in terms of range, because of how much weight we’re saving, it can help our customers solve regulatory issues in terms of weight classes and it can also solve fundamental structural problems with how heavy these vehicles are getting now. All of those things combined means that in terms of our business and where the markets are that we are focused on, there are some real tailwinds starting to push the demand for this technology very, very hard. And obviously, we are hoping to see more and more adoption of electric vehicles in Australia, and whatever can be done by the government to support that is great.

Bloomberg Asia TV:
Jake Dingle, good to have you with us. CEO at Carbon Revolution. Plenty more ahead. This is Bloomberg.

Additional Information about the Transaction and Where to Find It.

This communication relates to the proposed business combination involving Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (the “Company”), Twin Ridge Capital Acquisition Corp. (the “SPAC”) , Poppetell Limited, to be renamed Carbon Revolution plc, a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”), and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”).  In connection with the proposed business combination, MergeCo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of the SPAC and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that MergeCo or the SPAC has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE SPAC’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY THE SPAC OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of the SPAC as of a record date to be established for voting on the proposed business combination. Additionally, the SPAC and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the SPAC or MergeCo may be obtained, when available, free of charge from the SPAC at www.twinridgecapitalac.com. The SPAC’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. The SPAC, the Company, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of the SPAC’s directors and officers in the SPAC’s filings with the SEC, including the SPAC’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, the SPAC’s subsequent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. To the extent that holdings of the SPAC’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the SPAC’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by the SPAC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by the SPAC’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the Company’s and the SPAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company and the SPAC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of the SPAC or the Company is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations the Company or the SPAC as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of the Company’s business strategy and the timing of expected business milestones; (x) the effects of competition on the Company’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against the SPAC, the Company or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by the SPAC’s public shareholders; (xiv) the ability of the SPAC to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to the Company’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in the SPAC’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of the SPAC or MergeCo to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or the SPAC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the SPAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. the SPAC and the Company anticipate that subsequent events and developments will cause the SPAC’s and the Company’s assessments to change. However, while the SPAC and the Company may elect to update these forward-looking statements at some point in the future, each of the SPAC, the Company, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing the SPAC’s and the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.